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SEC File Number 0-17506

CUSIP NUMBER 902911 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-17506

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION

UST Inc.
Full Name of Registrant

Former Name if Applicable

100 West Putnam Avenue
Address of Principal Executive Office (Street and Number)

Greenwich, Connecticut 06830
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 12, 2004, UST Inc. (“UST”) and certain of its subsidiaries entered into a letter agreement (the “Letter Agreement”) with Swedish Match North America, Inc. (“Swedish Match”), to settle the outstanding litigation brought by Swedish Match against UST and such subsidiaries. As part of this settlement, UST agreed to pay Swedish Match $200 million and to transfer its cigar business to Swedish Match.

In addition, UST has reached an agreement, which is subject to court approval, to resolve a significant number of claims by indirect purchasers of its smokeless tobacco products. The proposed settlement requires UST to provide consumers with coupons redeemable on future purchases of UST’s smokeless tobacco products and to pay all administrative costs of the settlement and attorneys’ fees. UST intends to pursue settlement of other indirect purchaser claims not covered by the agreement on substantially the same terms. The company has recorded a charge totaling $40 million to resolve all the indirect purchaser claims.

Because the company agreed to resolve these cases before the filing of its Annual Report on Form 10-K, the company is required to reflect in its financial statements for the year ended December 31, 2003 (the “2003 Financial Statements”) a $280 million pre-tax charge. Given the timing of the foregoing events, the filing of the Annual Report on 10-K is being delayed to help ensure that

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such matters are properly reflected. UST’s inability to file its Form 10-K on March 15, 2004, the prescribed due date, could not be eliminated without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert T. D’Alessandro	(203)	661-1100

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment.

UST Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2004	By:	/s/ Robert T. D’Alessandro

Robert T. D’Alessandro
Senior Vice President and Chief
Financial Officer

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ATTACHMENT

PART IV — OTHER INFORMATION

On January 23, 2004, UST announced its preliminary results of operations for the quarter and year ended December 31, 2003. UST is now in the process of adjusting the foregoing to reflect the events disclosed in Part III of this Form 12b-25. The estimated impact of the effect of such events on the 2003 Financial Statements was described Part III above and in a press release issued by UST on March 15, 2004, a copy of which was filed as Exhibit 99.1 to UST’s Current Report on Form 8-K dated March 15, 2004 and is incorporated herein by reference.